UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of December 2010

Commission File Number: 000- 001-34869

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.
18-1 Guojishangwu Center, 178 Zhonghua Road
Yuzhong District, Chongqing
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DEPARTURE OF AN EXECUTIVE OFFICER
Country Style Cooking Restaurant Chain Co., Ltd (NYSE: CCSC) (“Country Style Cooking”), a fast-growing quick service restaurant chain in China, announced that Mr. Le Ding, Vice President of Operations, resigned from his position at Country Style Cooking for personal reasons, effective December 2, 2010. Mr. Chao Sun, Country Style Cooking’s Chief Operating Officer, will assume Mr. Ding’s responsibilities temporarily until a new replacement is appointed.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.
By:	/s/ Hong Li
Name:	Hong Li
Title:	Chairman and Chief Executive Officer

Date: December 8, 2010